Exhibit (a)(1)(Q)
[FORM OF COMMUNICATION FROM P. STEVEN MELMAN TO ALL ELIGIBLE OPTION HOLDERS]

To:	Eligible Option Holders
From:	P. Steven Melman
Date:	August 4, 2008
Subject:	Offer of French Qualified Restricted Stock Rights
Dear Eligible Participants,
In order to make the PDF Stock Option Exchange Program more beneficial to eligible individuals in France, we have decided to amend the offer to exchange so that French eligible individuals who choose to participate in the offer will receive restricted stock rights that are qualified under French law. No other changes are being made to the offer to exchange and these changes do not impact non-French eligible individuals.
The remainder of this document provides information only applicable to French eligible individuals. You should read this document in conjunction with the documents previously provided to you in connection with the offer to exchange.
If you elect to participate in the offer to exchange, for every 4.2 shares subject to an eligible stock option that you surrender in the exchange, you will receive one French qualified restricted stock right. Such qualified restricted stock rights will be granted under the PDF Solutions, Inc. 2001 Stock Plan and the Sub-Plan to the PDF Solutions, Inc. 2001 Stock Plan Qualified Restricted Stock (France), each of which is being provided to you along with this summary. The qualified restricted stock rights will also be subject to the terms and conditions of the Form of Restricted Stock Agreement under the PDF Solutions, Inc. 2001 Stock Plan (France Qualified), which is also attached to this summary.
As you know, if you would like to participate in the offer to exchange, you must notify PDF of your election to participate before the offer expires at 9 p.m. U.S. Pacific Time on August 18, 2008. Also attached is a blank Election Form which sets forth the vesting applicable to French Qualified Restricted Stock Rights. You will be receiving a separate email shortly with your Election Form that includes the details of your outstanding eligible stock options and the restricted stock rights that you would receive if you elect to participate in the offer.
The following is a summary, in question and answer format, which addresses some questions you may have about French qualified restricted stock rights. Please review the documents previously provided to you in connection with the offer to exchange for additional information related to the offer.
1. What are French qualified restricted stock rights?
French qualified restricted stock rights are rights to acquire PDF common stock that may receive preferential tax treatment under French law. The tax implications are set forth in more detail in the attached Guide to French Tax Issues, which replaces the Guide to French Tax Issues that was previously provided to you as part of the Offer to Exchange. Other than as set forth below, a French qualified restricted stock right will be subject to the same terms that were set forth in the Offer to Exchange.
2. When will my French qualified restricted stock rights vest?
French qualified restricted stock rights received in exchange for eligible options will be subject to new vesting schedules which will generally provide that the shares subject to the French qualified restricted stock rights will be unvested on the date of the exchange and will require a minimum period of approximately twenty-seven months of service after the date of the exchange before any of the French qualified restricted stock rights vest, even if the exchanged options were fully vested. The length of the vesting schedule for each French qualified restricted stock right will depend on when your stock options you exchange were granted to you. If your service with us terminates before all of your French qualified restricted stock rights have vested, you will generally forfeit any French qualified restricted stock rights that remain unvested at that time. However, if your service with us terminates due to your death, you will become fully vested in all of the shares underlying the French qualified restricted stock rights you received in the exchange.

Vesting Applicable to French Qualified Restricted Stock Rights:

Year During Which Exchanged Options Were Granted	Vesting Schedule of French Qualified Restricted Stock Right

2006 and later years	50% on 11/15/2010 and 12.5% every 6-months thereafter
Only a whole number of French qualified restricted stock rights will vest in any period. Any fractional French qualified restricted stock right that would otherwise vest will be carried over to the next vesting period.
3. Why are the French qualified restricted stock rights subject to a different vesting schedule than set forth in the offer?
Under French law, French qualified restricted stock rights cannot vest before two years from the date of the grant. We have modified the prior vesting schedule set forth in the offer so that the vesting schedule will satisfy such two-year requirement.
4. What if PDF is acquired by another company after I receive my French qualified restricted stock rights?
If you are a participant in the offer to exchange, and we are acquired by another company after we accept and cancel your tendered options and grant you French qualified restricted stock rights, if permitted under applicable French law, any unvested French qualified restricted stock rights will immediately vest, and any shares received pursuant to vested French qualified restricted stock rights will be treated in the same manner as all other shares of PDF common stock outstanding at the time of the merger or acquisition transaction. If such acceleration of vesting is not permitted under French law, you will not receive any acceleration of vesting.
5. Are there other special rules with respect to French qualified restricted stock rights?
Yes. Under French law, shares received upon vesting of French qualified restricted stock rights must be held by you for a minimum of two years after the vesting date — the date the shares are actually issued to you. After such holding period, you may sell your shares, subject to any other restriction on sale that may apply. However, if your service with us terminates due to your death or disability during the two-year holding period, the holding period restriction will automatically be waived and will no longer apply.
6. What are the tax consequences of participation in the offer if I live in France?
Eligible individuals who are residents of France who receive French qualified restricted stock rights in the offer will be subject to tax under applicable French law. Please see the attached Guide to Tax Issues in France for a more detailed discussion of the tax rules applicable to French qualified restricted stock rights.
If you have any questions, please do not hesitate to call me at (408) 938-6445 or email me at stevem@pdf.com or tenderoffer@pdf.com.
Thank you
P. Steven Melman

OFFER TO EXCHANGE: A GUIDE TO TAX ISSUES IN FRANCE
The following is a general summary of the material tax consequences of the exchange of your eligible options and the subsequent grant of qualified restricted stock rights for eligible individuals subject to tax in France. This summary is based on the law in effect in France as of August 2008. This summary is general in nature and does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, nor is it intended to be applicable in all respects to all categories of eligible employees, directors and consultants. Please note that tax laws change frequently and occasionally on a retroactive basis. As a result, the information contained in this summary may be out of date at the time the qualified restricted stock rights are granted, the qualified restricted stock rights vest or you sell shares acquired upon vesting of the qualified restricted stock rights.
This summary is based on the assumption that the restricted stock rights will meet the requirements of Articles 225-197-1 and seq. of the French Code de commerce and that they will thus qualify for preferred treatment for French tax and social security contribution purposes.
If you are a citizen or resident of another country for local law purposes, the information contained in this summary may not be applicable to you. You are strongly advised to seek appropriate professional advice as to how tax or other laws apply to your specific situation.
TAX INFORMATION
Option Exchange and Grant of Qualified Restricted Stock Rights
You will not be required to recognize income for income tax or social contribution purposes as a result of the cancellation of your eligible options and the grant of qualified restricted stock rights.
Vesting of Qualified Restricted Stock Rights
You will not be subject to income tax and social contributions when your eligible qualified restricted stock rights vest. However, the fair market value of the shares on the date of vest will be the basis to determine future tax obligations applicable upon the sale of such shares, if any.
Sale of Shares
When you subsequently sell the shares issued to you at vesting, you will be subject to income tax on the fair market value of the shares (i.e., the closing price of the shares on the date of vest multiplied by the number of shares) (the “Acquisitions Gain”). In addition, if the fair market value of the shares on the date of sale exceeds the fair market value of the shares on the date of vest (the “Sale Gain”), you will be subject to an additional tax on such difference.
The Acquisition Gain will generally be subject to income tax at the flat rate of 41% (30% income tax plus 11% social contribution tax). However, if your marginal income tax rate is lower than 30%, you may elect to be taxed at your marginal income tax rate. In addition, the Acquisition Gain will be subject to a 2.5% social insurance contribution applicable to qualified restricted stock rights granted in 2008.
The Sale Gain will be taxable only insofar as your and your spouse’s and children’s total proceeds from the sale of all securities (including PDF shares) during the calendar year of sale exceeds a certain amount (this amount is set annually and is €25,000 for 2008).
If your and your spouse’s and children’s total proceeds from the sale of all securities during the year of sale exceeds the set amount, then you must pay capital gains tax on the entire Sale Gain you realize. Capital gains are subject to tax at the rate of 29% (18% income tax plus 11% social contribution tax).
If the sale price is less than the fair market value of your shares on the vesting date, you will realize a capital loss. Such capital loss can be offset against the Acquisition Gain and, as the case may be, on the capital gains realized from the sale of any other securities during the year in which you sold the shares and/or during the ten following years.

Dividends
You may be entitled to receive dividends if the PDF Board of Directors, in its discretion, declares a dividend.
Any dividend paid will be subject to United States federal tax withheld at source and will then be subject to income tax in France. Pursuant to the provisions of the tax treaty entered into between France and the United States on August 31, 1994, the dividends received by a French tax resident who is not a U.S. citizen will generally be subject to a 15% withholding tax in France. Under French tax law, the dividends will generally be either (i) subject to progressive income tax rates on 40% of the gross dividend received (i.e., before U.S. withholding tax) or (ii) subject to a 29% withholding tax (i.e., 18% income tax plus 11% social contribution tax) on the gross dividend received (i.e., before U.S. withholding tax). You may, however, be entitled to a foreign tax credit against your French income tax for the United States federal tax withheld at source.
Withholding and Reporting
Your employer may withhold and pay all applicable income taxes and social insurance contribution taxes at the time of the sale of the shares. By participating in the offer, you will agree to make arrangements satisfactory to PDF for the satisfaction of any applicable tax, social insurance or other obligations that arise in connection with the qualified restricted stock rights and any shares issued pursuant thereto. However, it is your responsibility to pay any taxes resulting from the sale of your shares, or the receipt of any dividends.